UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 13 June, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	13th June 2011

Allied Irish Banks, p.l.c. ("AIB")

Correction of the statement on Subordinated Liabilities issued 9th June 2011

We refer to Allied Irish Banks, p.l.c. ("AIB) [NYSE:AIB] announcement of 9th June 2011 in respect of sixteen subordinated liabilities set out in the table below that are the subject of the proposed debt buyback (the "Offer") details of which are set out in the Tender and Consent Memorandum dated 13th May 2011.

We note that the deadline to participate in the Offer is midnight (New York time) today, Monday, 13th June 2011 in respect of :

(i) the subordinated liabilities listed in the table below (other than in respect of the subordinated liabilities listed at 1, 4 and 7 in the table below, where the deadline to participate in the Offer is 5.00 pm London time on Wednesday, 20 July 2011),

(ii) the £368,253,000 12.5 per cent Subordinated Notes due 2019 (ISIN: XS0435957682) and

(iii) the €868,518,000 12.5 per cent Subordinated Notes due 2019 (ISIN: XS0435953186).

In particular we note that:

(i)  the deadline to participate in the Offer is midnight (New York time) today,  Monday, 13th June 2011 in respect of the subordinated liabilities listed at 9 in the table below (and not the later date referred to in our announcement of 9th June 2011) and
(ii) the deadline to participate in the Offer is 5.00 pm London time on Wednesday, 20 July 2011 in respect of the subordinated liabilities listed at 4 in the table below (and not the earlier date referred to in our announcement of 9th June 2011).

	Subordinated Liabilities	Issuer	ISIN Code
1	€419,070,000 10.75 per cent. Subordinated Notes due 2017	Allied Irish Banks, p.l.c.	XS0498532117
2	£1,096,645,000 11.50 per cent. Subordinated Notes due 2022	Allied Irish Banks, p.l.c.	XS0498531069
3	U.S.$177,096,000 10.75 per cent. Subordinated Notes due 2017	Allied Irish Banks, p.l.c.	XS0498530178
4	£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023	Allied Irish Banks, p.l.c.	XS0368068937
5	€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017	Allied Irish Banks, p.l.c.	XS0232498393
6	£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025	Allied Irish Banks, p.l.c.	XS0214107053
7	€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015	Allied Irish Banks, p.l.c.	XS0208845924
8	U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015	Allied Irish Banks, p.l.c.	XS0197993875
9	£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030	Allied Irish Banks, p.l.c.	XS0180778507
10	€200,000,000 Perpetual Subordinated Callable Step-Up Notes	Allied Irish Banks, p.l.c.	XS0100325983
11	£400,000,000 Perpetual Callable Step-Up Subordinated Notes	Allied Irish Banks, p.l.c.	XS0227409629
12	€500,000,000 7.50 per cent. Step-Up Callable Perpetual Reserve Capital Instruments	Allied Irish Banks, p.l.c.	XS0120950158
13	€1,000,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	AIB UK I LP	XS0208105055
14	€500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	AIB UK 2 LP	XS0257734037
15	£350,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	AIB UK 3 LP	XS0257571066
16	U.S.$100,000,000 Subordinated Primary Capital Perpetual Floating Rate Notes	Allied Irish Banks, p.l.c.	IE0000189625

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Corporate Affairs & Marketing	Head of Corporate Relations & Communications
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-641 2162 Email: alan.j.kelly@aib.ie	Tel: +353-1-641 3894 Email : catherine.e.burke@aib.ie

Forward-looking statements

This document contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Exchange Act of 1934, as amended, regarding the belief or current expectations of the Group, AIB's Directors and other members of its senior management about the Group's financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group, including statements relating to possible future write-downs or impairments. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'may', 'could', 'would, 'will, 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results of developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates, the risk that the Group may not participate in NAMA or that the NAMA Scheme may turn out to be unsuccessful in achieving its goals, the lack of control over the nature, number and valuation of the assets to be transferred to NAMA and the success of the Group in managing these events.

The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur.

The forward-looking statements speak only as of the date of this document. Except as required by the Irish Financial Regulator, the Irish Stock Exchange, the UK Financial Services Authority, the London Stock Exchange or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this document or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 13 June, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.